PARSONS/BURNETT, LLP

Attorneys

www.parsonslaw.biz

James B. Parsons                                                                                                                                                                                                                                                                                 Robert J. Burnett

Admitted in Wa., Or. & CNMI                                                                                                                                                                                                                                                                     Admitted in Wa.

jparsons@pblaw.biz                                                                                                                                                                                                                                                                                     rburnett@pblaw.biz

2070 Skyline Tower 505.                                                                                                                                                                                                                                                                             W. Riverside Avenue, Suite 500

10900 NE Fourth Street                                                                                                                                                                                                                                                                                Spokane, Washington, 99201

Bellevue, Washington 98004                                                                                                                                                                                                                                                                         Ph: (509) 252-5066

Ph: (425) 451-8036                                                                                                                                                                                                                                                                                      Fax: (509) 252-5067

Fax: (425) 451-8568

VIA EDGAR CORRESPONDENCE ONLY

October 19, 2007

Mr. H. Roger Schwell
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re: Big Bear Resources, Inc.

Amendment No. 3 to Registration Statement on Form SB-2

Filed October 11, 2007

File No. 333-144226

Dear Mr. Schwell:

This letter is in response to your comment letter dated October 17, 2007, with regard to the third Amendment to the Form SB-2 filing of Big Bear Resources, Inc., a Nevada corporation ("Big Bear" or the "Company") filed on October 11, 2007.

Certain Relationships and Related Transactions, page 27

1. The Company has confirmed that the Option Agreement filed on October 11, 2007 is the controlling agreement. The changes in dates were due to scriveners errors in the previously filed version of the Option Agreement. The Company was not formed until January 23, 2007 so the agreement was amended to be consistent with that fact. The payment dates set forth in the Option Agreement are in accordance with the dates set forth in the SB-2A filed on October 11, 2007.

Please contact this office with any further comments or questions. We are filing the redlined version and this letter on EDGAR correspondence. I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Big Bear in a prompt response. If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours.

PARSONS/BURNETT, LLP

/s/ James Parsons

JAMES PARSONS
JBP:aqs